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                             September 9, 2022

       Randy Hyzak
       Executive Vice President and Chief Financial Officer
       Las Vegas Sands Corp.
       3355 Las Vegas Boulevard South
       Las Vegas, NV 89109

                                                        Re: Las Vegas Sands
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 4,
2022
                                                            Response Dated
August 19, 2022
                                                            File No. 001-32373

       Dear Mr. Hyzak:

              We have reviewed your August 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 22, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1.     Business, page 3

   1.                                                   Please revise
disclosure provided in response to prior comment 2 to provide the basis for your conclusion that
your Macao operations are not required to obtain any permission or approval from any
mainland Chinese governmental authority. If the basis for your conclusion is the
advice of counsel, please state this and identify counsel in your disclosure.
   2. We note your response to comment 3, including specific disclosure regarding the suspension of the
company's quarterly dividend program in April 2020 and the suspension of SCL's dividend
payments subsequent to February 21, 2020. Please provide additional
 Randy Hyzak
Las Vegas Sands Corp.
September 9, 2022
Page 2
         disclosure that addresses more comprehensively how cash is transferred through your organization, whether through dividends or any other means, and quantify cash flows and transfers of other assets by type and the direction of transfer. In this regard, we note disclosure on page 11 of Sands China Ltd.'s prospectus dated July 7, 2021 that describes transfers of cash between Sands China and its subsidiaries that appears to be relevant to our comment. You should describe and quantify not only dividends but any other transfers or distributions, such as interest or principal payments on intercompany loans or advances and intragroup transfers of cash and other assets, between and among you and your Chinese (including Hong Kong and Macao-based) subsidiaries. Similarly, quantify distributions that a Chinese subsidiary has made to you or to U.S. investors, the source, and their tax consequences. In this regard, we note disclosure in your Form 10-Q for the quarter ending June 30, 2022 regarding an intercompany term loan agreement with
         Sands China Ltd. We also note disclosure in your 2021 10-K regarding unrestricted cash available to be repatriated to the U.S. and intercompany royalties and intercompany services. Quantify the amount, if any, of available unrestricted cash held by non-U.S.
         subsidiaries that was repatriated to the U.S., and quantify intragroup transfers of cash and other assets related to intercompany royalty and/or service arrangements. Finally, please disclose your intentions, if any, to resume the company's quarterly dividend program.


       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameRandy Hyzak                                  Sincerely,
Comapany NameLas Vegas Sands Corp.
                                                               Division of
Corporation Finance
September 9, 2022 Page 2                                       Office of Real
Estate & Construction
FirstName LastName